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                              February 18, 2021

       Anastasia Shishova
       Chief Executive Officer
       Graystone Company, Inc.
       401 E. Las Olas Blvd #130-321
       Fort Lauderdale, FL 33301

                                                        Re: Graystone Company,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 22,
2021
                                                            File No. 024-11421

       Dear Ms. Shishova:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Offering Circular Summary, page 6

   1. We note that your audit report contains a going concern qualification. Please revise The
                                                        Company section to
disclose that your auditor's report contains a going concern qualification. Please
also disclose your net loss for the audited period and the aggregate amount of related-party
notes payable as of a recent date.
       Risk Factors, page 8

   2.                                                   We note your disclosure
on page 39 that the company has a number of notes
                                                        payable to Anastasia
Shishova. We also note that the notes payable are due on demand.
                                                        Please revise to
include a risk factor disclosing these notes payable and any associated risks.
 Anastasia Shishova
FirstName LastNameAnastasia Shishova
Graystone Company, Inc.
Comapany18,
February  NameGraystone
            2021        Company, Inc.
February
Page 2 18, 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact James Giugliano at 202-551-3319 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services